Mail Stop 3561

      							January 25, 2006


Alon Mualem
Chief Financial Officer
Xfone, Inc.
960 High Road
London N12 9RY
United Kingdom

	Re:  Xfone, Inc.
	Item 4.01 Form 8-K
      Filed January 24, 2006
	File No. 333-67232

Dear Mr. Mualem:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements through the date your former auditor resigned, declined to stand for re-election, or was dismissed.
2. Also amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed.
3. Your disclosures which speak to whether your former auditor`s report on your financial statements contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles should address the past two years. Your disclosure currently only addresses your fiscal year ended December 31, 2004. Please revise your disclosures to comply with Item 304(a)(1)(ii) of Regulation S-B.
4. Additionally, your disclosures which speak to whether you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure should also address your two most recent fiscal years as well as any subsequent interim period through the date that your former auditor resigned, declined to stand for re-election, or was dismissed. Please revise your disclosures to comply with Item 304(a)(1) of Regulation S-B.
5. To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief




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Alon Mualem
Xfone, Inc.
January 25, 2006
Page 1